Exhibit 99.79

CORPORATE ACCESS NUMBER: 2015780774

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

AURINIA PHARMACEUTICALS INC.

AMENDED ITS ARTICLES ON 2013/10/23.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2013/10/23

Service Request Number: 20440015

Corporate Access Number: 2015780774

Legal Entity Name:	ISOTECHNIKA PHARMA INC.

French Equivalent Name:

Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation

New Legal Entity Name:	AURINIA PHARMACEUTICALS INC.

New French Equivalent Name:

Nuans Number:	110145845

Nuans Date:	2013/09/13

French Nuans Number:

French Nuans Date:

Share Structure:	AN UNLIMITED NUMBER OF COMMON SHARES

Share Transfers Restrictions:	NONE

Number of Directors:

Min Number Of Directors:	1

Max Number Of Directors:	20

Business Restricted To:	NONE

Business Restricted From:	NONE

Other Provisions:	SEE SCHEDULE

BCA Section/Subsection:	173(1)(A) AND (F)

Professional Endorsement Provided:

Future Dating Required:

Annual returns are outstanding for the 2013 file year(s).

Annual Return

File Year	Date Filed
2012	2012/01/31

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Other Rules or Provisions	ELECTRONIC	2011/01/01
Statutory Declaration	10000407108355038	2011/01/01
Consolidation, Split, Exchange	ELECTRONIC	2013/10/23

Registration Authorized By: STEPHEN P. ROBERTSON

                                                   SOLICITOR

Schedule: Section 173(1)(f) Change of shares.

Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta) the Articles of the Company be altered by consolidating the outstanding common shares without par value on the basis of one (1) new common share without par value in exchange for fifty (50) existing common shares without par value, (the “Consolidation”). No fractional shares will be issued in connection with the Consolidation. Where any shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, such fraction shall be rounded down to the next lower whole number.